             PRICING SUPPLEMENT NO. A0005 DATED SEPTEMBER 10, 2003
  (TO PROSPECTUS SUPPLEMENT DATED JULY 11, 2003 AND PROSPECTUS DATED JUNE 30,
                                     2003)
                       RULE 424(B)(2) FILE NO. 333-106272

                         $125,000,000 PRINCIPAL AMOUNT

                     CITIGROUP GLOBAL MARKETS HOLDINGS INC.
                          MEDIUM-TERM NOTES, SERIES A
                        (REGISTERED NOTES -- FIXED RATE)

                 NOTES LINKED TO THE NASDAQ-100 INDEX DUE 2005

- The notes will mature on January 24, 2005. We will not make any payments on the notes prior to maturity.

- You will receive at maturity for each $1,000 principal amount of notes an amount in cash equal to $1,000 plus an index return amount, which may be positive, zero or negative.

- The index return amount will be based on the value of the Nasdaq-100 Index during the term of the notes.

    - If the ending value of the Nasdaq-100 Index is greater than its starting value and

      - the ending value of the Nasdaq-100 Index is less than or equal to 1566.43 (approximately 115% of the starting value of the Nasdaq-100 Index), then the index return amount will be zero and the maturity payment will be $1,000 per note.

      - the ending value of the Nasdaq-100 Index is greater than 1566.43 (approximately 115% of the starting value of the Nasdaq-100 Index), then the index return amount will be negative and will equal 150 minus the product of (a) $1,000 and (b) the index return of the Nasdaq-100 Index, subject to a floor of -$1,000. In this case, the maturity payment will be less than the $1,000 principal amount per note and could be zero. Because the index return amount cannot be less than -$1,000, the maturity payment cannot be less than $0.

    - If the ending value of the Nasdaq-100 Index is less than its starting value, then the index return amount will be positive and will equal the product, expressed as a positive number, of (a) $1,000, (b) the index return of the Nasdaq-100 Index and (c) a participation rate of 200%, subject to a cap of $200. Because the index return amount cannot exceed $200, the maturity payment cannot exceed $1,200 per note.

    - If the ending value of the Nasdaq-100 Index is equal to its starting value, then the index return amount will be zero and the maturity payment will be $1,000 per note.

- The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

- The notes will not be listed for trading on any securities exchange.

     INVESTING IN THE NOTES INVOLVES A NUMBER OF RISKS. SEE "RISK FACTORS RELATING TO THE NOTES" BEGINNING ON PAGE PS-6.

    "Nasdaq-100 Index," "Nasdaq-100," and "Nasdaq" are trademarks of The Nasdaq Stock Market, Inc. and have been licensed for use by Citigroup Global Markets Holdings Inc. The notes have not been passed on by The Nasdaq Stock Market, Inc. as to their legality or suitability. The notes are not issued, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. and The Nasdaq Stock Market, Inc. makes no warranties and bears no liability with respect to the notes.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

    The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Global Markets Holdings Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

                                                                                                PROCEEDS TO CITIGROUP GLOBAL
                                                                                                   MARKETS HOLDINGS INC.
                                                           PRICE TO PUBLIC   AGENT'S DISCOUNT        (BEFORE EXPENSES)
                                                           ---------------   ----------------   ----------------------------
Per Note                                                    $      1,000       $         0             $        1,000
Total                                                       $125,000,000       $         0             $  125,000,000

    We expect that delivery of the notes will be made against payment therefor on or about September 11, 2003.

    The notes are being offered through Citigroup Global Markets Inc., as principal.

                                   CITIGROUP

                           SUMMARY INFORMATION -- Q&A

WHAT ARE THE NOTES?

     The notes are a series of unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings. The notes mature on January 24, 2005 and do not provide for earlier redemption by you or by us.

     Each note represents a principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section "Description of the Notes -- Book-Entry System" in the prospectus supplement and the section "Book-Entry Procedures and Settlement" in the prospectus.

WILL I RECEIVE INTEREST ON THE NOTES?

     We will not make any periodic payments of interest on the notes or any other payments on the notes until maturity.

WHAT WILL I RECEIVE AT MATURITY OF THE NOTES?

     At maturity, you will receive an amount in cash equal to $1,000 plus an index return amount, which may be positive, zero or negative. Because the index return amount may be negative, the maturity payment could be less than the $1,000 principal amount per note and could be zero.

HOW WILL THE INDEX RETURN AMOUNT BE CALCULATED?

     The index return amount will be based on the index return of the Nasdaq-100 Index. The index return, which is presented in this pricing supplement as a percentage, will equal the following fraction:

                         Ending Value -- Starting Value
                       ---------------------------------
                                 Starting Value

     How the index return amount is calculated will depend on whether the index return is positive, zero or negative:

     - IF THE INDEX RETURN IS NEGATIVE, the index return amount will equal the product of:

                  $1,000 * Participation Rate * Index Return,

     expressed as a positive number. The participation rate is 200%. Because the index return amount is capped at $200, the maturity payment cannot exceed $1,200 per note.

     - IF THE INDEX RETURN IS POSITIVE and

      - the ending value of the Nasdaq-100 Index is less than or equal to 1566.43 (approximately 115% of the starting value of the Nasdaq-100 Index), then the index return amount will be zero and the maturity payment will be $1,000 per note.

      - the ending value of the Nasdaq-100 Index is greater than 1566.43 (approximately 115% of the starting value of the Nasdaq-100 Index), then the index return amount will be negative and will equal:

                              150-($1,000 * Index Return),

        subject to a floor of -$1,000. In this case, the maturity payment will be less than the $1,000 principal amount per note and could be zero. Because the index return amount cannot be less than -$1,000, the maturity payment cannot be less than $0.

     - IF THE INDEX RETURN IS ZERO (i.e., if there is no change in the value of the Nasdaq-100 Index over the term of the notes), then the index return amount will be zero and the maturity payment will be $1,000 per note.

     The starting value will equal 1362.11.

     The ending value will be the closing value of the Nasdaq-100 Index on the fifth index business day before the maturity date.

     For more specific information about the "index return amount," the "index return," the determination of an "index business day" and the effect of a market disruption event on the determination of the index return amount and the index return, please see "Description of the Notes -- Index Return Amount" in this pricing supplement.

IS THERE A POSSIBILITY OF LOSS OF CAPITAL?

     If the ending value of the Nasdaq-100 Index is greater than approximately 115% of its starting value, at maturity you will receive less than the original principal amount of the notes, even if the value of the index was less than the starting value at one or more times over the term of the notes. Even if the ending value of the Nasdaq-100 Index is less than approximately 115% of its starting value, the total yield on the notes may be less than that on a conventional fixed-rate, non-callable debt security of Citigroup Global Markets Holdings of comparable maturity. You should refer to "Risk Factors -- The Yield on the Notes May Be Lower Than the Return on a Standard Debt Security of Comparable Maturity."

WHERE CAN I FIND EXAMPLES OF HYPOTHETICAL MATURITY PAYMENTS?

     For a table setting forth hypothetical maturity payments, see "Description of the Notes -- Maturity Payment -- Hypothetical Examples."

WHO PUBLISHES THE NASDAQ-100 INDEX AND WHAT DOES IT MEASURE?

     The Nasdaq-100 Index is a modified capitalization-weighted index of 100 of the largest and most actively traded stocks of non-financial companies listed on The Nasdaq National Market tier of The Nasdaq Stock Market. The Nasdaq-100 Index was first published in January 1985 and includes companies across a variety of major industry groups. As of June 30, 2003, the major industry groups covered in the Nasdaq-100 Index (listed according to their respective capitalization in the Nasdaq-100 Index) were as follows: computer and office equipment (28.39%), computer software/services (28.01%), telecommunications (11.69%), biotechnology (11.45%), retail/wholesale trade (9.86%), health care (4.51%), services (3.16%), manufacturing (1.94%) and transportation (0.99%). The identity and capitalization weightings of the five largest companies represented in the Nasdaq-100 Index as of September 4, 2003 were as follows: Microsoft Corporation (9.82%), Intel Corporation (6.12%), Amgen Inc. (3.78%), QUALCOMM Incorporated (3.70%) and Dell Computer Corporation (2.98%). Current information regarding the market value of the Nasdaq-100 Index is available from The Nasdaq Stock Market, Inc. as well as numerous market information services. The Nasdaq-100 Index share weights of the component securities, or underlying stocks, of the Nasdaq-100 Index at any time are based upon the total shares outstanding in each of the 100 securities in the Nasdaq-100 Index and are additionally subject, in certain cases, to rebalancing to ensure that the relative weighting of the underlying stocks continues to meet minimum pre-established requirements for a diversified portfolio. Accordingly, each underlying stock's influence on the value of the Nasdaq-100 Index is directly proportional to the value of its Nasdaq-100 Index share weight. At any moment in time, the value of the Nasdaq-100 Index equals the aggregate value of the then current Nasdaq-100 Index share weights of each of the component 100 underlying stocks multiplied by each such security's respective last sale price on The Nasdaq Stock Market, and divided by a scaling factor (the "divisor") which becomes the basis for the reported Nasdaq-100 Index value. The divisor serves the purpose of scaling such aggregate value (otherwise in the trillions) to a lower order of magnitude which is more desirable for Nasdaq-100 Index reporting purposes.

     Please note that an investment in the notes does not entitle you to any ownership or other interest in the stocks of the companies included in the Nasdaq-100 Index.

HOW HAS THE NASDAQ-100 INDEX PERFORMED HISTORICALLY?

     We have provided a table showing the closing values of the Nasdaq-100 Index on the last index business day of each month from January 1998 to August 2003 and a graph showing the closing values of the Nasdaq-100 Index on the last index business day of each month from May 1985 through May 2003. You can find these tables and the graph in the section "Description of the Nasdaq-100
Index -- Historical Data on the Nasdaq-100 Index" in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Nasdaq-100 Index in various economic environments; however, past performance is not necessarily indicative of how the Nasdaq-100 Index will perform in the future. You should refer to the section "Risk Factors Relating to the Notes -- The Historical Performance of the Nasdaq-100 Index Is Not an Indication of the Future Performance of the Nasdaq-100 Index" in this pricing supplement.

WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF INVESTING IN THE NOTES?

     In purchasing a note, you agree with Citigroup Global Markets Holdings that you and Citigroup Global Markets Holdings intend to treat a note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the Nasdaq-100 Index at maturity. Under such treatment, upon the sale or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in the note. In addition, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Global Markets Holdings and the U.S. Holder's tax basis in the note at that time. Gain or loss on the sale, redemption or other disposition of the note generally will be long-term capital gain or loss if the U.S. Holder has held the note for more than one year at maturity. Due to the absence of authority as to the proper characterization of the notes, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the notes could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis. You should refer to the section "Certain United States Federal Income Tax Considerations" in this pricing supplement for more information.

WILL THE NOTES BE LISTED ON A SECURITIES EXCHANGE?

     The notes will not be listed for trading on any securities exchange.

WHAT IS THE ROLE OF CITIGROUP GLOBAL MARKETS HOLDINGS' SUBSIDIARY, CITIGROUP GLOBAL MARKETS INC.?

     Our subsidiary, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section "Plan of Distribution" in the accompanying prospectus supplement. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global

Markets Inc. will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets Inc. and you as a holder of the notes.

CAN YOU TELL ME MORE ABOUT CITIGROUP GLOBAL MARKETS HOLDINGS?

     Citigroup Global Markets Holdings is a holding company that provides investment banking, securities and commodities trading, brokerage, asset management and other financial services through its subsidiaries. On April 7, 2003, Citigroup Global Markets Holdings filed a Restated Certificate of Incorporation in the State of New York changing its name from Salomon Smith Barney Holdings Inc. to Citigroup Global Markets Holdings Inc. Citigroup Global Markets Holdings is a subsidiary of Citigroup Inc., a diversified financial services holding company.

     Citigroup Global Markets Holdings' ratios of earnings to fixed charges (Citigroup Global Markets Holdings has no outstanding preferred stock) since 1998 are as follows:

                                                                YEAR ENDED DECEMBER 31,
                                      SIX MONTHS ENDED   -------------------------------------
                                       JUNE 30, 2003     2002    2001    2000    1999    1998
                                      ----------------   -----   -----   -----   -----   -----
Ratio of earnings to fixed
  charges...........................       1.79x         1.44x   1.34x   1.32x   1.46x   1.11x

DOES ERISA IMPOSE ANY LIMITATIONS ON PURCHASES OF THE NOTES?

     Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws ("ERISA-Type Plans") will not be permitted to purchase or hold the notes. Employee benefit plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh plans, will be permitted to purchase or hold the notes. However, such plans will be deemed to have represented that their purchase, acquisition, holding and disposition of the notes and the transactions contemplated by this pricing supplement do not and will not constitute a prohibited transaction under Section 4975 of the Internal Revenue Code.

ARE THERE ANY RISKS ASSOCIATED WITH MY INVESTMENT?

     Yes, the notes are subject to a number of risks. Please refer to the section "Risk Factors Relating to the Notes" in this pricing supplement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed by us with the Securities and Exchange Commission, or the SEC, pursuant to Section 13 of the Securities Exchange Act of 1934 (File No. 1-4346), are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 2002, (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003 and (iii) Current Reports on Form 8-K filed on January 22, 2003, April 7, 2003, April 14, 2003, April 28, 2003, April 30, 2003, June 2, 2003, June 30, 2003, July 14,
2003, July 15, 2003, July 31, 2003 and August 28, 2003.

     You should refer to "Prospectus Summary -- Where You Can Find More Information" in the accompanying prospectus. These documents may also be accessed electronically by means of the SEC's home page on the world wide web on the internet at http://www.sec.gov.

                       RISK FACTORS RELATING TO THE NOTES

     Because the terms of the notes differ from those of conventional debt securities in that the maturity payment will be based on the ending value of the Nasdaq-100 Index on the fifth index business day before the maturity date, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the Nasdaq-100 Index and other events that are difficult to predict and beyond our control.

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS IF THE NASDAQ-100 INDEX INCREASES

     The amount of the maturity payment will depend on the ending value of the Nasdaq-100 Index on the fifth index business day before maturity. As a result, the amount you receive at maturity may be less than the amount you paid for your notes. If the ending value of the Nasdaq-100 Index is greater than 1566.43 (approximately 115% of the starting value of the Nasdaq-100 Index), the amount you receive at maturity for each note will be less than the $1,000 you pay for each note, and could be zero, in which case your investment in the notes will result in a loss. This will be true even if the value of the Nasdaq-100 Index at any point during the term of the notes is less than 1566.43 (approximately 115% of the starting value of the Nasdaq-100 Index) but the ending value of the Nasdaq-100 Index is greater than 1566.43.

THE APPRECIATION OF YOUR INVESTMENT IN THE NOTES WILL BE CAPPED

     Despite the participation rate of 200%, the cap of $200 on the index return amount per $1,000 principal amount of notes will operate to limit your total return on the notes to 20%.

THE YIELD ON THE NOTES MAY BE LOWER THAN THE RETURN ON A STANDARD DEBT SECURITY OF COMPARABLE MATURITY

     The notes do not pay any interest. As a result, if the ending value of the Nasdaq-100 Index is greater than 1348.15, the yield on the notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Global Markets Holdings of comparable maturity.

YOU WILL NOT RECEIVE ANY PERIODIC PAYMENTS OF INTEREST

     You will not receive any periodic payments of interest or any other periodic payments on the notes.

THE HISTORICAL PERFORMANCE OF THE NASDAQ-100 INDEX IS NOT AN INDICATION OF THE FUTURE PERFORMANCE OF THE NASDAQ-100 INDEX

     The historical performance of the Nasdaq-100 Index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the Nasdaq-100 Index. While the trading prices of the underlying stocks of the Nasdaq-100 Index will determine the value of the index, it is impossible to predict whether the value of the index will fall or rise. Trading prices of the underlying stocks of the Nasdaq-100 Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment or of a particular underlying stock.

THE PRICE AT WHICH YOU WILL BE ABLE TO SELL YOUR NOTES PRIOR TO MATURITY WILL DEPEND ON A NUMBER OF FACTORS AND MAY BE SUBSTANTIALLY LESS THAN YOU ORIGINALLY INVEST

     We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the value of the Nasdaq-100 Index and a number of other factors. Some of these factors are interrelated in complex ways; as a result, the effect of any one factor may be offset or magnified by the effect of another factor. The price at which you will be able to sell your notes prior to maturity may be substantially less than the amount you originally invest if, at such time, the value of the Nasdaq-100 Index is greater than, equal to or not sufficiently less than the value of the Nasdaq-100 Index on the date the notes were priced for initial sale to the public. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

     Value of the Nasdaq-100 Index. We expect that the market value of the notes will likely depend substantially on the relationship between the value of the Nasdaq-100 Index on the date the notes were priced for initial sale to the public and the future value of the Nasdaq-100 Index. However, changes in the value of the Nasdaq-100 Index may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the Nasdaq-100 Index is less than its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value of the Nasdaq-100 Index because of expectations that the Nasdaq-100 Index will continue to fluctuate between that time and the time when the ending value of the Nasdaq-100 Index is determined. In addition, significant decreases in the value of the Nasdaq-100 Index may not be reflected in the trading price of the notes as a result of the cap. If you choose to sell your notes when the value of the Nasdaq-100 Index is above 1362.11, you may receive less than your original investment.

     Volatility of the Nasdaq-100 Index. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the Nasdaq-100 Index increases, the trading value of the notes may be reduced.

     Events involving the companies comprising the Nasdaq-100 Index. General economic conditions and earnings results of the companies whose common stocks comprise the Nasdaq-100 Index and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks decrease, the value of the notes may be adversely affected because the Nasdaq-100 Index does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks increase, the value of the notes may be favorably affected.

     Interest rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the value of the notes may decrease, and if U.S. interest rates decrease, the value of the notes may increase. Interest rates may also affect the economy and, in turn, the value of the Nasdaq-100 Index, which (for the reasons discussed above) would affect the value of the notes.

     Citigroup Global Markets Holdings' credit ratings, financial condition and results. Actual or anticipated changes in our credit ratings, financial condition or results may affect the value of the notes.

     We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the value of the notes attributable to another factor, such as a decrease in the value of the Nasdaq-100 Index.

YOU MAY NOT BE ABLE TO SELL YOUR NOTES IF AN ACTIVE TRADING MARKET FOR THE NOTES DOES NOT DEVELOP

     There is currently no secondary market for the notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity.

CITIGROUP GLOBAL MARKETS INC., AN AFFILIATE OF CITIGROUP GLOBAL MARKETS HOLDINGS, IS THE CALCULATION AGENT, WHICH COULD RESULT IN A CONFLICT OF INTEREST

     Citigroup Global Markets Inc., which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets Inc.'s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

THE MARKET VALUE OF THE NOTES MAY BE AFFECTED BY PURCHASES AND SALES OF THE STOCKS UNDERLYING THE NASDAQ-100 INDEX OR DERIVATIVE INSTRUMENTS RELATED TO THE INDEX BY AFFILIATES OF CITIGROUP GLOBAL MARKETS HOLDINGS

     Citigroup Global Markets Holdings' affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying stocks of the Nasdaq-100 Index or derivative instruments relating to the index for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying stocks of the Nasdaq-100 Index and therefore the market value of the notes.

     Citigroup Global Markets Inc. or an affiliate may enter into a swap agreement with one of Citigroup Global Markets Holdings' other affiliates in connection with the sale of the notes and may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE NOTES ARE UNCERTAIN

     No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under "Certain United States Federal Income Tax Considerations" in this pricing supplement.

                            DESCRIPTION OF THE NOTES

     The description in this pricing supplement of the particular terms of the Notes Linked to the Nasdaq-100 Index Due January 24, 2005 supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered notes set forth in the accompanying prospectus and prospectus supplement.

INTEREST

     We will not make any periodic payments of interest or any other payments on the notes until maturity. At maturity, in addition to your initial principal, you will receive an index return amount as described below.

PAYMENT AT MATURITY

     The notes will mature on January 24, 2005. At maturity, you will receive for each note a maturity payment equal to the sum of the initial principal amount of $1,000 per note plus the index return amount, which may be positive, zero or negative.

INDEX RETURN AMOUNT

     The index return amount will be based on the index return of the Nasdaq-100 Index. The index return, which is presented in this pricing supplement as a percentage, will equal the following fraction:

                         Ending Value -- Starting Value
                    ----------------------------------------
                                 Starting Value

     How the index return amount will be calculated depends on whether the index return is positive, zero or negative:

     - IF THE INDEX RETURN IS NEGATIVE, the index return amount will equal the product of:

                  $1,000 * Participation Rate * Index Return,

       expressed as a positive number. The participation rate is 200%. Because the index return amount is capped at $200, the maturity payment cannot exceed $1,200 per note.

     - IF THE INDEX RETURN IS POSITIVE and

      - the ending value of the Nasdaq-100 Index is less than or equal to 1566.43 (approximately 115% of the starting value of the Nasdaq-100 Index), then the index return amount will be zero and the maturity payment will be $1,000 per note.

      - the ending value of the Nasdaq-100 Index is greater than 1566.43 (approximately 115% of the starting value of the Nasdaq-100 Index), then the index return amount will be negative and will equal:

                          150-($1,000 * Index Return),

        subject to a floor of -$1,000. In this case, the maturity payment will be less than the $1,000 principal amount per note and could be zero. Because the index return amount cannot be less than -$1,000, the maturity payment cannot be less than $0.

     - IF THE INDEX RETURN IS ZERO (i.e., if there is no change in the value of the Nasdaq-100 Index over the term of the notes), the index return amount will be zero and the maturity payment will be the $1,000 principal amount per note.

     The starting value will equal 1362.11.

     The ending value will be the closing value of the Nasdaq-100 Index on the valuation date, the fifth index business day before the maturity date.

     If no closing value of the Nasdaq-100 Index is available on the valuation date because of a market disruption event or otherwise, unless deferred by the calculation agent as described below, the closing value of the Nasdaq-100 Index will be the arithmetic mean, as determined by the calculation agent, of the closing value of the Nasdaq-100 Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other subsidiaries or affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the Nasdaq-100 Index by the calculation agent in the event no such value is available may be deferred by the calculation agent for up to five consecutive index business days on which a market disruption event is occurring.

     An index business day means a day, as determined by the calculation agent, on which the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Chicago Mercantile Exchange and the Chicago Board Options Exchange are open for trading (or would have been open for trading, but for the occurrence of a market disruption event) and the Nasdaq-100 Index or any successor index is calculated and published. The calculation agent may, in its sole discretion, add to or delete from the definition of "index business day" any major U.S. exchange or market which commences or ceases to serve as a primary exchange or market upon which a stock underlying the Nasdaq-100 Index trades or as an exchange upon which a futures contract, an option contract, or an option on a futures contract relating to the Nasdaq-100 Index trades. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the notes, absent manifest error.

     A market disruption event means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, of accurate price, volume or related information in respect of, (a) 20% or more of the number of underlying stocks which then comprise the Nasdaq-100 Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the Nasdaq-100 Index or any successor index, or (c) any options or futures contracts relating to 20% or more of the number of underlying stocks which then comprise the Nasdaq-100 Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material.

     Based on the information currently available to us, on each of September 11, 12, 13 and 14, 2001, the NYSE suspended all trading for the entire day, and on October 27, 1997, the NYSE suspended all trading during the one-half hour period preceding the close of trading. If any such suspension of trading occurred during the term of the notes, it would constitute a market disruption event. The existence or non-existence of these circumstances, however, is not necessarily indicative of the likelihood of these circumstances arising or not arising in the future.

MATURITY PAYMENT -- HYPOTHETICAL EXAMPLES

     Because the return on the notes is dependent on the ending value of the Nasdaq-100 Index, and because the ending value of the Nasdaq-100 Index could be a number of different values, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity.

     The table below shows hypothetical maturity payments on the notes for a range of ending values of the Nasdaq-100 Index. The table assumes that the starting value of the Nasdaq-100 Index is 1362.11. The index return of the Nasdaq-100 Index does not include any dividends paid on the stocks underlying the index.

  CLOSING VALUE       INDEX RETURN      RETURN ON NOTE
-----------------   -----------------   --------------
      953.48              -30.0%                20%
      987.53              -27.5%                20%
     1021.58              -25.0%                20%
     1055.64              -22.5%                20%
     1089.69              -20.0%                20%
     1123.74              -17.5%                20%
     1157.79              -15.0%                20%
     1191.85              -12.5%                20%
     1225.90              -10.0%                20%
     1259.95               -7.5%                15%
     1294.00               -5.0%                10%
     1328.06               -2.5%                 5%
     1362.11                0.0%                 0%
     1430.22                5.0%                 0%
     1498.32               10.0%                 0%
     1566.43               15.0%                 0%
     1634.53               20.0%              -5.0%
     1702.64               25.0%             -10.0%
     1770.74               30.0%             -15.0%
     1906.95               40.0%             -25.0%
     2043.17               50.0%             -35.0%
     2179.38               60.0%             -45.0%
     2315.59               70.0%             -55.0%
     2451.80               80.0%             -65.0%
     2588.01               90.0%             -75.0%
     2724.22              100.0%             -85.0%
     2860.43              110.0%             -95.0%
     2928.54              115.0%            -100.0%
     3064.75              125.0%            -100.0%

     The examples are for purposes of illustration only. The actual index return amount will depend on the actual ending value determined by the calculation agent as provided in this pricing supplement. Historical closing values for the Nasdaq-100 Index are included in this pricing supplement under "Description of the Nasdaq-100 Index -- Historical Data on the Nasdaq-100 Index."

DISCONTINUANCE OF NASDAQ-100 INDEX

     If Nasdaq discontinues publication of the Nasdaq-100 Index or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Nasdaq-100 Index, then the value of the index will be determined by reference to the value of that index, which we refer to as a "successor index."

     Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the notes.

     If Nasdaq discontinues publication of the Nasdaq-100 Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the index, the value to be substituted for the Nasdaq-100 Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the Nasdaq-100 Index prior to any such discontinuance.

     If Nasdaq discontinues publication of the Nasdaq-100 Index prior to the determination of the index return amount and the calculation agent determines that no successor index is available at that time, then on each index business day until the earlier to occur of (a) the determination of the index return amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the Nasdaq-100 Index. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation), and arrange for information with respect to those values to be made available by telephone. Notwithstanding these alternative arrangements, discontinuance of the publication of the Nasdaq-100 Index may adversely affect trading in the notes.

     If a successor index is selected or the calculation agent calculates a value as a substitute for the Nasdaq-100 Index as described above, the successor index or value will be substituted for the Nasdaq-100 Index for all purposes, including for purposes of determining whether an index business day or market disruption event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Nasdaq-100 Index may adversely affect the value of the notes.

     All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the notes, absent manifest error.

ALTERATION OF METHOD OF CALCULATION

     If at any time the method of calculating the Nasdaq-100 Index or a successor index is changed in any material respect, or if the Nasdaq-100 Index or a successor index is in any other way modified so that the value of the Nasdaq-100 Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Nasdaq-100 Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Nasdaq-100 Index or the successor index. Accordingly, if the method of calculating the Nasdaq-100 Index or the successor index is modified so that the value of the Nasdaq-100 Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified (e.g., due to a split in the Nasdaq-100 Index), then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified (e.g., as if the split had not occurred).

PAYING AGENT, TRUSTEE AND CUSIP

     Citibank, N.A. will serve as paying agent and registrar for the notes and will also hold the global security representing the notes as custodian for DTC. Bank One Trust Company, N.A., as successor trustee under an indenture dated as of December 1, 1988, as amended from time to time, will serve as trustee for the notes. The CUSIP number for the notes is 173073 BF 3.

CALCULATION AGENT

     The calculation agent for the notes will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings and the holders of the notes. Because the calculation agent is an affiliate of Citigroup Global Markets Holdings, potential conflicts of interest may exist between the calculation agent and the holders of the notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the notes. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

                      DESCRIPTION OF THE NASDAQ-100 INDEX

GENERAL

     The Nasdaq-100 Index is a modified capitalization-weighted index of 100 of the largest and most actively traded stocks of non-financial companies listed on the Nasdaq National Market tier of The Nasdaq Stock Market. The Nasdaq-100 Index was first published in January 1985 and includes companies across a variety of major industry groups. As of June 30, 2003, the major industry groups covered in the Nasdaq-100 Index (listed according to their respective capitalization in the Nasdaq-100 Index) were as follows: computer and office equipment (28.39%), computer software/services (28.01%) telecommunications (11.69%), biotechnology (11.45%), retail/wholesale trade (9.86%), health care (4.51%), services (3.16%), manufacturing (1.94%) and transportation (0.99%). The identity and capitalization weightings of the five largest companies represented in the Nasdaq-100 Index as of September 4, 2003 were as follows: Microsoft Corporation (9.82%), Intel Corporation (6.12%), Amgen Inc. (3.78%), QUALCOMM Incorporated (3.70%) and Dell Computer Corporation (2.98%). Current information regarding the market value of the Nasdaq-100 Index is available from The Nasdaq Stock Market, Inc. as well as numerous market information services.

     The Nasdaq-100 Index share weights of the component securities, or underlying stocks (the "Underlying Stocks"), of the Nasdaq-100 Index at any time are based upon the total shares outstanding in each of the 100 securities in the Nasdaq-100 Index and are additionally subject, in certain cases, to rebalancing to ensure that the relative weighting of the Underlying Stocks continues to meet minimum pre-established requirements for a diversified portfolio. Accordingly, each Underlying Stock's influence on the value of the Nasdaq-100 Index is directly proportional to the value of its Nasdaq-100 Index share weight. At any moment in time, the value of the Nasdaq-100 Index equals the aggregate value of the then current Nasdaq-100 Index share weights of each of the component 100 Underlying Stocks multiplied by each such security's respective last sale price on The Nasdaq Stock Market, and divided by a scaling factor (the "divisor") which becomes the basis for the reported Nasdaq-100 Index value. The divisor serves the purpose of scaling such aggregate value (otherwise in the trillions) to a lower order of magnitude which is more desirable for Nasdaq-100 Index reporting purposes. For more information concerning the composition of the Nasdaq-100 Index, see Nasdaq's website at http://www.nasdaq.com.

     THE NASDAQ-100 INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE INDEX RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

COMPUTATION OF THE NASDAQ-100 INDEX

  UNDERLYING STOCK ELIGIBILITY CRITERIA AND ANNUAL RANKING REVIEW

     To be eligible for inclusion in the Nasdaq-100 Index, a security must be traded on the Nasdaq National Market tier of The Nasdaq Stock Market and meet the following criteria:

          (1) the security must be of a non-financial company;

          (2) only one class of security per issuer is allowed;

          (3) the security may not be issued by an issuer currently in bankruptcy proceedings;

          (4) the security must have average daily trading volume of at least 200,000 shares per day;

          (5) the security must have "seasoned" on The Nasdaq Stock Market or another recognized market (generally, a company is considered to be seasoned by Nasdaq if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered);

          (6) if a security would otherwise qualify to be in the top 25.0% of the issuers included in the Nasdaq-100 Index by market capitalization for the six prior consecutive month ends, then a one year "seasoning" criteria would apply;

          (7) if the security is of a foreign issuer, the company must have listed options or be eligible for listed options trading;

          (8) the issuer of the security may not have entered into a definitive agreement or other arrangement which would result in the security no longer being index eligible within the next six months; and

          (9) the issuer of the security may not have annual audited financial statements with an audit opinion which the auditor or the issuer has indicated cannot be currently relied upon.

     These Nasdaq-100 Index eligibility criteria may be revised from time to time by the National Association of Securities Dealers, Inc. In addition, to be eligible for continued inclusion a security must meet the following criteria:

          (1) the security must be listed on the NASDAQ National Market;

          (2) the security must be of a non-financial company;

          (3) the security may not be issued by an issuer currently in bankruptcy proceedings;

          (4) the security must have average daily trading volume of at least 200,000 shares;

          (5) if the security is of a foreign issuer, it must have listed options or be eligible for listed-options trading;

          (6) the security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the Nasdaq-100 Index at each month end. In the event an issuer does not meet this criterion for two consecutive month ends, it will be removed from the Nasdaq-100 Index effective after the close of trading on the third Friday of the following month; and

          (7) the issuer of the security may not have annual financial statements with an audit opinion which the auditor or the issuer has indicated cannot be currently relied upon.

     The Underlying Stocks are evaluated annually as follows (such evaluation is referred to herein as the "Annual Ranking Review"). Securities listed on The Nasdaq Stock Market which meet the above eligibility criteria are ranked by market value. Index-eligible securities which are already in the Nasdaq-100 Index and which are in the top 150 eligible securities (based on market value) are retained in the Nasdaq-100 Index provided that such security was ranked in the top 100 eligible securities as of the previous year's annual review. Securities not meeting such criteria are replaced. The replacement securities chosen are those Nasdaq-100 Index-eligible securities not currently in the Nasdaq-100 Index which have the largest market capitalization. The list of annual additions and deletions is publicly announced via a press release in the early part of December. Replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year an Underlying Stock is no longer traded on The Nasdaq Stock Market, or is otherwise determined by Nasdaq to become ineligible for continued inclusion in the Nasdaq-100 Index, the security will be replaced with the largest market capitalization security not currently in the Nasdaq-100 Index and meeting the Nasdaq-100 Index eligibility criteria listed above.

     In addition to the Annual Ranking Review, the securities in the Nasdaq-100 Index are monitored every day by Nasdaq with respect to changes in total shares outstanding arising from secondary offerings, stock repurchases, conversions, or other corporate actions. Nasdaq has adopted the following quarterly scheduled weight adjustment procedures with respect to such changes. If the change in total shares outstanding arising from such corporate action is greater than or equal to 5.0%, such change is ordinarily made to the Nasdaq-100 Index on the evening prior to the effective date of such corporate action. Otherwise, if the change in total shares outstanding is less than 5.0%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third

Friday in each of March, June, September, and December. In either case, the Nasdaq-100 Index share weights for such Underlying Stocks are adjusted by the same percentage amount by which the total shares outstanding have changed in such Underlying Stocks.

     Ordinarily, whenever there is a change in Nasdaq-100 Index share weights or a change in a component security included in the Nasdaq-100 Index, Nasdaq adjusts the divisor to assure that there is no discontinuity in the value of the Nasdaq-100 Index which might otherwise be caused by any such change.

  REBALANCING OF THE NASDAQ-100 INDEX

     Effective after the close of trading on December 18, 1998, the Nasdaq-100 Index has been calculated under a "modified capitalization-weighted" methodology, which is a hybrid between equal weighting and conventional capitalization weighting. This methodology is expected to: (1) retain in general the economic attributes of capitalization weighting; (2) promote portfolio weight diversification (thereby limiting domination of the Nasdaq-100 Index by a few large stocks); (3) reduce Nasdaq-100 Index performance distortion by preserving the capitalization ranking of companies; and (4) reduce market impact on the smallest Underlying Stocks from necessary weight rebalancings.

     Under the methodology employed, on a quarterly basis coinciding with Nasdaq's quarterly scheduled weight adjustment procedures, the Underlying Stocks are categorized as either "Large Stocks" or "Small Stocks" depending on whether their current percentage weights (after taking into account such scheduled weight adjustments due to stock repurchases, secondary offerings, or other corporate actions) are greater than, or less than or equal to, the average percentage weight in the Nasdaq-100 Index (i.e., as a 100-stock index, the average percentage weight in the Nasdaq-100 Index is 1.0%). Such quarterly examination will result in a Nasdaq-100 Index rebalancing if either one or both of the following two weight distribution requirements are not met: (1) the current weight of the single largest market capitalization Underlying Stock must be less than or equal to 24.0% and (2) the "collective weight" of those Underlying Stocks whose individual current weights are in excess of 4.5%, when added together, must be less than or equal to 48.0%.

     If either one or both of these weight distribution requirements are not met upon quarterly review, a weight rebalancing will be performed in accordance with the following plan. First, relating to weight distribution requirement (1) above, if the current weight of the single largest Underlying Stock exceeds 24.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by enough for the adjusted weight of the single largest Underlying Stock to be set to 20.0%. Second, relating to weight distribution requirement
(2) above, for those Underlying Stocks whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their "collective weight" exceeds 48.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by enough for the "collective weight," so adjusted, to be set to 40.0%.

     The aggregate weight reduction among the Large Stocks resulting from either or both of the above rescalings will then be distributed to the Small Stocks in the following iterative manner. In the first iteration, the weight of the largest Small Stock will be scaled upwards by a factor which sets it equal to the average Nasdaq-100 Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by the same factor reduced in relation to each stock's relative ranking among the Small Stocks such that the smaller the Underlying Stock in the ranking, the less the scale-up of its weight. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the Nasdaq-100 Index.

     In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor reduced in relation to each stock's relative ranking among the Small Stocks such that, once again, the smaller the stock in the ranking, the less the scale-up of its weight.

     Additional iterations will be performed until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the Large Stocks from rebalancing in accordance with weight distribution requirement (1) above and/or weight distribution requirement (2) above.

     Then, to complete the rebalancing procedure, once the final percent weights of each Nasdaq-100 Index Security are set, the Nasdaq-100 Index share weights will be determined anew based upon the last sale prices and aggregate capitalization of the Nasdaq-100 Index at the close of trading on the Thursday in the week immediately preceding the week of the third Friday in March, June, September, and December. Changes to the Nasdaq-100 Index share weights will be made effective after the close of trading on the third Friday in March, June, September, and December and an adjustment to the Nasdaq-100 Index divisor will be made to ensure continuity of the Nasdaq-100 Index.

HISTORICAL DATA ON THE NASDAQ-100 INDEX

     The following table sets forth the value of the Nasdaq-100 Index at the end of each month in the period from January 1998 through August 2003. These historical data on the Nasdaq-100 Index are not necessarily indicative of the future performance of the Nasdaq-100 Index or what the value of the notes may be. Any historical upward or downward trend in the value of the Nasdaq-100 Index during any period set forth below is not an indication that the Nasdaq-100 Index is more or less likely to increase or decrease at any time during the term of the notes.

                                       1998      1999      2000      2001      2002      2003
                                      -------   -------   -------   -------   -------   -------
January.............................  1071.13   2127.19   3570.05   2593.00   1550.17    983.05
February............................  1194.13   1925.28   4266.94   1908.32   1359.22   1009.74
March...............................  1220.66   2106.39   4397.84   1573.25   1452.81   1018.66
April...............................  1248.12   2136.39   3773.18   1855.15   1277.07   1106.06
May.................................  1192.07   2089.70   3324.08   1799.89   1208.34   1197.89
June................................  1337.34   2296.77   3763.79   1830.19   1051.41   1201.69
July................................  1377.26   2270.93   3609.35   1683.61    962.11   1276.94
August..............................  1140.34   2396.87   4077.59   1469.70    942.38   1341.20
September...........................  1345.48   2407.90   3570.61   1168.37    832.52
October.............................  1400.52   2637.44   3282.30   1364.78    989.54
November............................  1557.96   2966.71   2506.54   1596.05   1116.10
December............................  1836.01   3707.83   2341.70   1577.05    984.36

     The closing value of the Nasdaq-100 Index on September 9, 2003 was 1370.56.

HISTORICAL CLOSING VALUES

     The following graph illustrates the historical performance of the Nasdaq-100 Index based on the closing value thereof at the end of each month from May 1985 through May 2003. Past movements of the index are not necessarily indicative of future index values.

                                    [GRAPH]

LICENSE AGREEMENT

     The Nasdaq Stock Market, Inc. ("Nasdaq") and Citigroup Global Markets Holdings have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets Holdings, in exchange for a fee, of the right to use indices owned and published by The Nasdaq Stock Market, Inc. in connection with certain securities, including the notes.

     The license agreement between The Nasdaq Stock Market, Inc. and Citigroup Global Markets Holdings provides that the following language must be stated in this pricing supplement.

     The notes are not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (The Nasdaq Stock Market, Inc., with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the notes. The Corporations make no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to Citigroup Global Markets Holdings and its affiliates (the "Licensee") is in the licensing of the Nasdaq-100(R), Nasdaq-100 Index(R), and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to the Licensee or the notes. Nasdaq has no obligation to take the needs of the Licensee or the owners of the notes into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the notes.

     THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATIONS OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

     All disclosures contained in this pricing supplement regarding the Nasdaq-100 Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by The Nasdaq Stock Market, Inc. None of Citigroup Global Markets Holdings, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of the principal U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust that is a United States person for U.S. federal income tax purposes (any of the foregoing, a "U.S. person") who is the beneficial owner of a note (a "U.S. Holder"). All references to "holders" (including U.S. Holders) are to beneficial owners of the notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

     This summary addresses the U.S. federal income tax consequences to holders who are initial holders of the notes and who will hold the notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the notes as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

     No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

     In purchasing a note, each holder agrees with Citigroup Global Markets Holdings that Citigroup Global Markets Holdings and such holder intend to treat a note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the Nasdaq-100 Index at maturity under which an amount equal to the purchase price of the note is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder's payment obligation under the forward contract. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Global Markets Holdings during the term of the notes, but instead will be commingled with Citigroup Global Markets Holdings' other assets and applied in a manner consistent with the "Use of Proceeds and Hedging" in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the notes could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis.

     Under the characterization of the notes as cash-settled capped variable forward contracts, a holder's tax basis in a note generally will equal the holder's cost for that note. Upon the sale or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in the note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the note for more than one year at the time of disposition.

     Under such characterization, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Global Markets Holdings and the U.S. Holder's tax basis in the notes at that time. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the notes for more than one year at maturity.

     Due to the absence of authority as to the proper characterization of the notes and the absence of any comparable notes or instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization of the notes as cash-settled capped variable forward contracts and the tax treatment described above. In particular, because a holder will be entitled to a cash amount equal to or greater than the principal amount of such holder's notes unless the ending value of the Nasdaq-100 Index is greater than approximately 115% of the starting value of the Nasdaq-100 Index, the IRS could seek to analyze the federal income tax consequences of owning notes under Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations"). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a "comparable yield" for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a "comparable yield," be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the interest actually paid on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder's tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder's original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

     The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The notes provide economic returns that are indexed to the performance of the Nasdaq-100 Index, and offer no assurance that a holder's investment will be returned to the holder at maturity. Accordingly, Citigroup Global Markets Holdings believes that it is reasonable to treat the notes for U.S. federal income tax purposes, not as debt instruments, but as cash-settled capped variable forward contracts in respect of which holders have deposited a fixed amount of cash with Citigroup Global Markets Holdings. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the notes, then, among other matters, a U.S. Holder would be required to include in income each year an accrual of interest at a comparable yield for a comparable non-contingent note issued by Citigroup Global Markets Holdings even though the holder will be entitled to no payments until the maturity of the notes. In addition, gain realized by a holder on the sale or other taxable disposition of a note (including as a result of payments made at maturity) generally would be characterized as ordinary income, rather than as short- or long-term capital gain (depending on whether the note has been held for more than one year).

     Even if the Contingent Payment Regulations do not apply to the notes, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences different from those described above. Under alternative characterizations of the notes, it is possible, for example, that a note could be treated as including a debt instrument and a forward contract or two or more options.

     Some or all of the net long-term capital gain arising from certain "constructive ownership" transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to forward contracts in respect of the stock of most corporations, including the notes. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of "constructive ownership" transactions to include forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey "substantially all" of the economic return on an underlying asset from the scope of "constructive ownership" transactions. This category may include the notes. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

NON-UNITED STATES PERSONS

     In the case of a holder of the notes that is not a U.S. person, payments made with respect to the notes will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     A holder of the notes may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

                                 ERISA MATTERS

     The purchaser, by its purchase or other acquisition of the notes, is deemed to represent that such purchaser is not an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or any entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R. 2510.3-101 or otherwise, or any government or other plan subject to Federal, state, or local law substantially similar to the fiduciary responsibility provisions of ERISA (an "ERISA-Type Plan"). Any plan that is subject to Section 4975(e)(1) of the Internal Revenue Code that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh Plans) will be deemed to have represented, by its purchase or other acquisition of the notes, that such purchase, acquisition, holding and subsequent disposition of such notes and the transactions contemplated hereby do not and will not constitute a prohibited transaction under Section 4975 of the Internal Revenue Code.

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     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY
REFERENCE IN THIS PRICING SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PRICING SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                               ------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       -----
             PRICING SUPPLEMENT
Summary Information -- Q&A...........   PS-2
Incorporation of Certain Documents by
  Reference..........................   PS-5
Risk Factors Relating to the Notes...   PS-6
Description of the Notes.............   PS-9
Description of the Nasdaq-100
  Index..............................  PS-14
Certain United States Federal Income
  Tax Considerations.................  PS-19
ERISA Matters........................  PS-21
           PROSPECTUS SUPPLEMENT
Risk Factors.........................    S-3
Important Currency Information.......    S-6
Description of the Notes.............    S-7
Certain United States Federal Income
  Tax Considerations.................   S-33
Plan of Distribution.................   S-40
Legal Matters........................   S-41
                 PROSPECTUS
Prospectus Summary...................      1
Forward-Looking Statements...........      6
Citigroup Global Markets Holdings
  Inc. ..............................      7
Use of Proceeds and Hedging..........      8
Ratio of Earnings to Fixed Charges...      9
European Monetary Union..............     10
Description of Debt Securities.......     11
Description of Index Warrants........     18
Book-Entry Procedures and
  Settlement.........................     21
Limitations on Issuances in Bearer
  Form...............................     22
Plan of Distribution.................     23
ERISA Matters........................     26
Legal Matters........................     26
Experts..............................     26

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                                Citigroup Global
                             Markets Holdings Inc.
                          Medium-Term Notes, Series A
                         $125,000,000 principal amount
                                     Notes
                         Linked to the Nasdaq-100 Index
                              Due January 24, 2005
                       ($1,000 PRINCIPAL AMOUNT PER NOTE)
                                  ------------

                               PRICING SUPPLEMENT
                               SEPTEMBER 10, 2003
                     (INCLUDING PROSPECTUS SUPPLEMENT DATED
                       JULY 11, 2003 AND PROSPECTUS DATED
                                 JUNE 30, 2003)

                                  ------------
                                   Citigroup
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